September 7, 2016

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Real Goods Solar, Inc.

Registration Statement on Form S-1 (Registration No. 333-211915) -

Concurrence in Acceleration Request

Ladies and Gentlemen:

Roth Capital Partners (“Roth”), as representative of the underwriters for the referenced offering, hereby concurs in the request by Real Goods Solar, Inc., that the effective date of the above-referenced registration statement be accelerated to 4:00 p.m. (Eastern Time), or as soon as practicable thereafter, on September 7, 2016, pursuant to Rule 461 under the Securities Act. Roth affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

Roth Capital Partners

By:	/s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets